Enterra Energy Trust Files Shelf Prospectus

Calgary, Alberta – (Marketwire – June 11, 2008) – Enterra Energy Trust (“Enterra” or the “Trust”) has filed a preliminary base shelf prospectus in Canada and in the U.S. under which the Trust may periodically sell up to $300 million in trust units, subscription receipts or warrants.

This shelf prospectus, when approved in final form by regulators, will provide Enterra with the ability to raise equity efficiently under a prospectus supplement for a period of 25 months.  The Trust’s previous shelf prospectus was filed in 2005 and expired in December 2007.  If Enterra intended to issue new units during the life of the shelf, a required prospectus supplement would be filed, detailing the terms of any offering and the purpose of the funds being raised.

Blaine Boerchers, Enterra’s Chief Financial Officer, said, “Now that we have our conventional banking facilities in good order, the filing of the shelf prospectus further enhances our financial flexibility.  Enterra has no plan to sell units at this time but, if a suitable, value-adding opportunity arose, this filing would allow us to do so in a timely manner.”

About Enterra Energy Trust

Enterra Energy Trust (TSX: ENT.UN, NYSE: ENT) is a conventional oil and gas trust based in Calgary, Alberta. The Trust acquires, operates and exploits petroleum and natural gas assets principally in western Canada and in Oklahoma, U.S.A.

Forward-Looking Statements

Certain information in this press release constitutes forward-looking statements under applicable securities law. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may," "should," "anticipate," "expects," "seeks" and similar expressions. Forward-looking statements in this press release include, but are not limited to, statements with respect to the use of proceeds of any offering.

Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions or dispositions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws, regulatory matters and completion of definitive credit and security documents. Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Enterra's operations or financial results are included in Enterra's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Enterra's website (www.enterraenergy.com) or by contacting Enterra. Furthermore, the forward looking statements contained in this news release are made as of the date of this news release, and Enterra does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

For further information please contact:

Kristin Mason

Investor Relations Coordinator

(403) 263-0262 or (877) 263-0262

info@enterraenergy.com

www.enterraenergy.com